Filed by Chemical Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TCF Financial Corporation
SEC File No.: 001-10253
Filer's SEC File No.: 001-08185
Date: February 20, 2019

Cobo Center Awards Naming Rights to Chemical Bank

Partnership Marks Significant Step Forward for Convention Center and Signifies Chemical Bank's Strong Commitment to Detroit and Region

- Chemical Bank awarded naming rights for one of the nation's leading convention centers and continues its legacy of deep community commitment to Detroit and the region
- The Detroit Regional Convention Facility Authority's (DRCFA) selection of Chemical Bank represents the Convention Center's strong financial future and move toward becoming a self-sustaining facility by 2024; saving Michigan taxpayers millions of dollars
- Chemical Bank and the DRCFA to announce the new name of the world-class Convention Center by the end of 2019

DETROIT (February 20, 2019) — Today marks the announcement of an unprecedented partnership in Detroit. The Detroit Regional Convention Facility Authority has awarded the naming rights of Cobo Center to Chemical Bank, the largest bank headquartered in Michigan. Chemical Bank and the DRCFA will announce the new name of the world-class Convention Center by the end of 2019, and it will remain as Cobo Center until that time.

"Our announcement today gives us all an important message: that public-private partnerships work, and that we continue to dedicate ourselves to serving the customers of this great Center and to the rebuilding of a truly great American city," said Larry Alexander, Chairman of the DRCFA and President and CEO of the Detroit Metro Convention & Visitors Bureau. "There could not be a better partner than Chemical Bank."

"Today's announcement continues to build on our bank's investment in the city, its neighborhoods, the region and our state," said Gary Torgow, Chairman of the Board for Chemical Financial Corporation. "Along with our recently announced merger with TCF Financial Corporation that will bring the headquarters of the combined company and the TCF brand to downtown Detroit, we look forward to contributing to make this Center a vibrant destination for our city and our region for many years to come."

The largest bank headquartered in the state of Michigan, Chemical Bank is a wholly owned subsidiary of Chemical Financial Corporation (NASDAQ: CFHC). It was selected to receive naming rights after an extensive competitive process.

Against the backdrop of 10 million visitors who come to greater downtown Detroit and the 1.5 million visitors to the Convention Center annually, Cobo Center will continue to grow its book of meetings, conventions and event business as it has continued to set record-breaking numbers since its $279 million renovation.

"This is the kind of unique collaboration and long-term commitment to the city of Detroit and greater region that can make a real, meaningful difference for Michiganders. I'm eager to partner with the business community to make sure we bring more investment to our state, boost local economies in cities like Detroit, and connect more Michiganders to good-paying jobs," said Governor Gretchen Whitmer.

“Our world -class convention center now has a world-class corporate partner in Chemical Bank ,” said Mayor Mike Duggan. “We couldn’t be more proud of the in vestments Chemical Bank is making in our city, from its new headquarters to its support for our Strategic Neighborhood Fund. Today’s announcement will help ensure our convention center remains a facility Detroiters will be proud of for years to come.” Since its creation in 2009, the DRCFA has worked diligently to meet its obligation to the legislative act and fulfill its responsibility to the taxpayers of the State of Michigan in making the current Convention Center a financially self-sustaining facility by 2024. T hrough the DRCFA’s effective management of financial resources, the DRCFA is ahead of schedule and has saved the state’s taxpayers an estimated $74.7 million since its inception in 2009. The City of Detroit and individual municipalities across the state are also benefitting from this financial structure, saving them millions of dollars. The naming rights initiative for the Convention Center has been a longtime goal of the DRCFA. Michigan taxpayers will receive significant benefit in sponsorship revenue to offset the cost of operating the Convention Center. Opened in 1960, the iconic Convention Center is the 17th largest convention center in the United States. Cobo Center is the home of the North American International Auto Show among many other notable national and international conventions and events. Chemical Bank has a rich 101-year history and serves customers in Michigan, Ohio and Indiana. The merger of Chemical and TCF will create the largest midcap bank in the Midwest, allowing the combined company to offer enhanced products and services to its customers, and continue to support and give back to the communities it serves. The combined company will have approximately $45 billion in assets, $34 billion in total deposits and more than 500 branches across nine states, including four of the top 10 Midwest markets. It will leverage the strengths of Chemical’s community banking and wealth management capabilities with TCF’s large deposit franchise and expertise in wholesale lending on a national basis. The merger is expected to close in the late third or early fourth quarter of 2019, subject to satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company. Chemical Bank was awarded naming rights by the DRCFA. The DRCFA is comprised of five board members appointed to represent the respective interests of the state of Michigan, the City of Detroit, and Wayne, Oakland and Macomb counties. The DRCFA has been widely recognized as southeastern Michigan's first major step towards true regional cooperation. About Cobo Center: With 723,000 square feet of exhibit space, Cobo Center boasts one of the largest contiguous exhibit floor spaces in North America and is the 17th largest convention center in the country. Visit online at www.cobocenter.com . About the DRCFA : On September 15, 2009, operational control of Cobo Center transferred to the DRCFA, under a collaborative agreement by the Michigan State Legislature, the City of Detroit, and Wayne, Oakland and Macomb counties. Each of these entities has an appointed member on the DRCFA Board. Larry Alexander is the appointee of the Governor of the State of Michigan and serves as Chairman of the Board. For more information visit: http://www.drcfa.org/ . About Chemical Financial Corporation Chemical Financial Corporation is the largest banking company headquartered and operating branch offices in Michigan. Chemical operates through its subsidiary bank, Chemical Bank, with 212 banking offices located primarily in Michigan, northeast Ohio and northern Indiana. As of December 31, 2018, Chemical had total consolidated assets of $21.5 billion. Chemical Financial Corporation's common stock trades on The NASDAQ Stock Market under the symbol CHFC and is one of the issuers comprising The NASDAQ Global Select Market and the S&P MidCap 400 Index. More information about Chemical Financial Corporation is available by visiting the "Investor Information" section of its website at www.chemicalbank.com . Cautionary Note Regarding Forward-Looking Statements Statements included in this press release regarding Chemical and its proposed merger with TCF which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the strategic and financial benefits of the merger and the timing of the closing of the transaction. Words such as “will,” “may,” “anticipate,” “plan,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following: · the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); · the failure of either Chemical or TCF to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all; · the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; · the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of other unexpected factors or events; · the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value; · diversion of management’s attention from o ngoing business operations and opportunities; · potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; · the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated; · the outcome of any legal proceedings that may be instituted against Chemical or TCF; · the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or TCF’s existing businesses; · business disruptions following the merger; and · other factors that may affect future results of Chemical and TCF including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of Chemical’s Annual Report on Form 10 -K filed with the SEC for the year ended December 31, 2017. Chemical disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law. Important Additional Information and Where to Find It This communication is being made in respect of the proposed merger transaction between Chemical and TCF. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF’s website at http://www.tcfbank.com (which web site is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus, once available, can also be obtained, free of charge, by directing a request to Chemical’s Investor Relations at Investor Relations, Chemical Financial Corporat ion, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com, or to TCF’s Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391, by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com. Participants in Solicitation Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10 -K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 16, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Inf ormation regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2017, its Proxy Statement on Schedule 14A, dated March 14, 2018, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. ###

Contacts Chemical Financial Corporation Media: Tom Wennerberg, (248) 498-2872 Tom.Wennerberg@ChemicalBank.com TCF Financial Corporation Media: Mark Goldman, (952) 475-7050 news@tcfbank.com Detroit Regional Convention Facility Authority Media: Heather George, (248) 417-5773 HGeorge@loviogeorge.com Sara Campbell, (315) 727-3280 SCampbell@loviogeorge.com